

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2021

John James
Chief Executive Officer
Fusion Acquisition Corp.
667 Madison Avenue, 5th Floor
New York, NY 10065

      Re: Fusion Acquisition Corp.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed June 9, 2021
           File No. 333-255936

Dear Mr. James:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 24, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4

Risk Factors
The legal and regulatory regimes governing certain of our products and services, page 55

1. We note your disclosure on page 56 that you anticipate making certain digital asset-related products or services available to your customers through one or more regulated partners and that, "[u]nder this partnership model, [you] do not currently expect to be subject to money services business, money transmitter licensing, or other licensing or regulatory requirements specific to transactions relating to virtual currencies." Please revise to clarify whether and to what extent you may be liable for your partners' activities related to the digital asset-related products and services you offer through such regulated partners.

Our Growth Strategy, page 172

2. We note your disclosure on pages 172 and 173 that you will enable your customers to buy, sell and exchange Bticoin and Ether through exchange and digital wallet services provided by one or more regulated partner(s). Please clarify how you will limit your customers to Bitcoin and Ether transactions as the transactions will occur through the exchange and wallet services provided by your partners.

3. We note your disclosure on page 173 that you are evaluating whether to provide any digital asset-related products or services on your platform. Please revise to clarify if you are considering expanding the available rewards to digital assets other than Bitcoin and Ether.

4. Disclose whether you have signed any "partner" agreements related to the use of digital assets. If you have, disclose the material terms. Please file the agreements if material.

Other Requirements, page 181

5. We note that you "expect the initial digital currency product offerings to be limited to Bitcoin and Ether." Please disclose what digital assets you may add to the platform, and when. As a separate matter, explain how you will determine whether any new digital assets you add to the platform are securities.

Management's Discussion and Analysis of Financial Condition and Results of Operations of MoneyLion
Key Performance Metrics
Total Customers, page 190

6. We note your response to prior comment 8 and the revised disclosure on page 190. Please also include the percentage of customers with funded accounts and those with active accounts for the quarters ended March 31, 2021 and March 31, 2020.

Description of New MoneyLion Securities
Exclusive Forum, page 223

7. Refer to your response to comment 10. Your disclosure regarding the exclusive forum provision in the New MoneyLion Charter on pages 223 and 234 and in your risk factors section on pages 80 and 81 is inconsistent with Article 11 of the Fourth Amended and Restated Certificate of Incorporation in Annex B, which identifies "the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended as to which the Court of Chancery and the federal district court of the State of Delaware shall have concurrent jurisdiction." Your disclosure on pages 223 and 234 and in your risk factors section on pages 80 and 81 states that for any action arising under the Securities Act the Court of Chancery of the State of Delaware and the federal district court for the

District of Delaware have concurrent jurisdiction, but the disclosure does not identify the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please revise for clarity and consistency. Because the Choice of Forum provision in the New MoneyLion Charter appears to differ from the provision in the Current Charter, tell us why you have not added a proposal allowing shareholders to vote for the proposed change, pursuant to Exchange Act Rule 14a-4(a)(3). If you believe this is not applicable to the facts here, please explain why.

MoneyLion, Inc. Condensed Consolidated Financial Statements (Unaudited)
Consolidated Balance Sheet, page F-44

8. Please revise to disclose carrying amount and classifications of VIE assets and liabilities on the face of the balance sheet, consistent with your annual financial statement presentation and with ASC 810-10-45-25.

MoneyLion, Inc. Notes to Consolidated Financial Statements
1. Description of Business and Basis of Presentation (as Restated)
Basis of Presentation, page F-63

9. We note your response to prior comment 12 and related disclosures on page F-63. Please expand your disclosures, in both the annual and interim financial statements, to quantify the gross dollar amount of redemption requests received in each period as well as the dollar amounts of requests received but still unpaid as of each balance sheet date. In addition, given the redemption rights of the IIA investors to receive all or a portion of their capital account, provide us with your accounting analysis, including references to authoritative GAAP literature, explaining your consideration of debt versus equity presentation of those redeemable IIA capital accounts.

4. Receivables, Allowance for Losses on Receivables and Credit Quality Information, page F-75

10. We note your response to comment 15 with example journal entries indicating that the membership receivable is directly charged off at day 90 delinquency. However, your disclosure on page F-68 states that membership subscription receivables are charged off when the account is 30 days or more past due. Please reconcile these statements or clarify your disclosures accordingly.

11. We note your response to prior comment 15. Please address the items below.
   • It appears that you are using a direct write-off method for membership receivables. Provide us with your accounting analysis supporting your approach under GAAP, including references to authoritative GAAP literature.
   • Clarify for us whether you use a similar methodology for your other classes receivables. To the extent that you are using different methods for separate classes of receivables, explain why it is appropriate to apply a direct charge-off policy for one class of receivables and an allowance policy for another class of receivables.

- We note your disclosure on page F-69 that your policy is to suspend recognition of subscription revenue when the last scheduled subscription payment is 30 days past due or when, in the Company's estimation, the collectability of the account is uncertain. Tell us whether any journal entries are recorded between day 30 and day 90, at which point you appear to record a charge-off via the provision. If journal entries are recorded, provide a sample of such entries.
- We note the components of the provision, charge-offs and recoveries included in the allowance for loan losses for all receivables on page F-75. Revise to disaggregate and quantify the amount of the provision, charge-offs and recoveries for each receivable product (e.g., finance receivables, membership receivables, etc.) for all periods presented in the filing.

12. We note your response to prior comment 16 and related revisions on page F-75. Please revise to address the items below.
    - Clarify what "membership offered to individuals" is, which appears to be included in the "Finance receivables" line item, and differentiate this from what is in the "Membership receivables" line.
    - Provide a tabular breakout quantifying the components of the "Finance receivables" line item.

13. We note your response to prior comment 17. Please address the items below.
    - Revise your footnotes for the quarterly period ended March 31, 2021 to include a ratio of net charge-offs as a percentage of average financing receivable balance, delinquency detail for each product and a rollforward for your allowance for loan losses.
    - Tell us whether you have general and specific components to your allowance.
    - Tell us and revise your disclosures to provide a thorough analysis supporting the reasonableness of the provision and the ending allowance balance for the annual and quarterly periods presented. For example, provide a detailed discussion of the various components and composition of the finance receivables, aging, ratios, charge-off rates and other assumptions used in your determination of the allowance.

9. Variable Interest Entities, page F-79

14. We note your response to prior comment 18 and the revised allowance amount at December 31, 2019 on page F-79. Please tell us why the amount changed compared to the prior amendment. In addition, tell us and revise your disclosures to provide greater clarity into the nature and quantify the amount of the adjusting entries recognized during consolidation referenced in your response. As part of your response, provide us with reference to authoritative literature in GAAP to support your treatment and changes to amounts, where applicable.

John James
Fusion Acquisition Corp.
June 24, 2021
Page 5

You may contact Cara Lubit at 202-551-5909 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance